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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 10-Q

             [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended December 31, 1996

                                      OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ...... to ......


                      Registrant, State of Incorporation,
                          Address and Telephone Number
                          ----------------------------

                            GRC INTERNATIONAL, INC.
                            (a Delaware Corporation)
                               1900 Gallows Road
                            Vienna, Virginia  22182
                                 (703) 506-5000
Commission                                                     I.R.S. Employer
 File No.                                                     Identification No.
----------                                                    ------------------

  1-7517                                                          95-2131929


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  YES   X   NO       .
                                               -----     -----


     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                               Outstanding at
Class of Common Stock                                         January  31, 1997
---------------------                                         -----------------

   $.10 par value                                             9,342,557 shares

--------------------------------------------------------------------------------
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

                                 CONTENTS

Forward-Looking Statements

In addition to historical information, this Form 10-Q Quarterly Report contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section of this Form 10-Q captioned "Management's Discussion and Analysis". The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in the Company's Form 10-K Annual Report and other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company subsequent to this Form 10-Q and any Current Reports on Form 8-K filed by the Company.

                                                           Page
                                                           ----
PART I - FINANCIAL INFORMATION

A.  FINANCIAL STATEMENTS
    Consolidated Condensed Statements of Income              3

    Consolidated Condensed Balance Sheets                    4

    Consolidated Condensed Statements of Cash Flows          6

    Notes to Consolidated Condensed Financial Statements     8


B.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS           11


C.  PART II - OTHER INFORMATION                             28

Note: The consolidated condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although the Company believes that the disclosures are adequate to make the information presented not misleading.

       It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest annual report on Form 10-K.

                            GRC INTERNATIONAL, INC.
                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                   (in thousands, except for per share data)
                                  (unaudited)

                                      Three Months Ended         Six Months Ended
                                         December 31,              December 31,
                                     -------------------       --------------------
                                       1996       1995           1996        1995
                                     --------   --------       --------    --------
Revenues                             $ 30,345   $ 28,268       $ 60,479    $ 60,954

Cost of revenues                       27,005     23,854         52,305      51,396
                                     --------   --------       --------    --------

Gross Margin                            3,340      4,414          8,174       9,558

Research and Development                1,701        232          2,635         423

Sales and Marketing                     1,619      1,185          3,344       1,973

General and Administrative              4,356      3,232          9,005       6,829

Write down of Deferred Software
  and Related Costs                    14,252        ---         14,252         ---
                                     --------   --------       --------    --------

Operating Income (Loss)               (18,588)      (235)       (21,062)        333

Interest (expense) income, net           (516)       (83)          (652)        (20)
                                     --------   --------       --------    --------

Income (Loss) Before Income Taxes     (19,104)      (318)       (21,714)        313

Provision for income taxes                ---        ---            ---         ---
                                     --------   --------       --------    --------

Net Income (Loss)                    $(19,104)  $   (318)      $(21,714)   $    313
                                     ========   ========       ========    ========
Income (Loss) Per Common and
  Common Equivalent Share            $  (2.05)  $   (.03)      $  (2.33)   $    .03
                                     ========   ========       ========    ========
Common Shares used for
   EPS Calculation                      9,340      9,150          9,321       9,327
                                     ========   ========       ========    ========



       The accompanying notes are an integral part of these statements.

                            GRC INTERNATIONAL, INC.
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (unaudited)



                                               December 31,  June 30,
                                                   1996        1996
                                               ------------  --------
                                                   (in thousands)
CURRENT ASSETS:

  Cash and cash equivalents                       $ 3,680      $ 2,790
  Accounts receivable                              26,226       29,966
  Unbilled reimbursable costs and fees              5,129        4,033
  Inventories, at lower of cost or market           1,810        2,635
  Other receivables                                 1,377        1,018
  Prepaid expenses and other                        1,885        1,462
                                                  -------      -------

      Total current assets                         40,107       41,904
                                                  -------      -------

PROPERTY AND EQUIPMENT,
  at cost, net of accumulated depreciation
  and amortization of $10,490 and $9,465           12,023       12,267
                                                  -------      -------

OTHER ASSETS:

  Goodwill and other intangible assets, net         2,285        2,311
  Deferred software costs, net                        576       11,216
  Deposits and other                                6,334        6,403
                                                  -------      -------

      Total other assets                            9,195       19,930
                                                  -------      -------

TOTAL ASSETS                                      $61,325      $74,101
                                                  =======      =======



        The accompanying notes are an integral part of these statements.

                            GRC INTERNATIONAL, INC.
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (unaudited)

                                                    December  31,   June 30,
                                                         1996         1996
                                                    --------------  ---------
                                                         (in thousands)

CURRENT LIABILITIES:
  Current maturities of long-term debt                 $  3,193     $  1,823
  Accounts payable                                        3,197        6,382
  Accrued compensation and benefits                      13,264       13,125
  Accrued expenses                                        2,241        2,095
  Other current liabilities                               3,009        2,885
                                                       --------     --------

      Total current liabilities                          24,904       26,310
                                                       --------     --------

LONG-TERM DEBT                                           28,026       17,770
                                                       --------     --------

OTHER NON-CURRENT LIABILITIES                             1,302        1,346
                                                       --------     --------

STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value -
      Authorized - 30,000,000 shares
      Issued - 9,643,000 shares
       and 9,586,000 shares                                 964          958
  Paid-in capital                                        74,956       74,830
  Accumulated deficit                                   (64,982)     (43,268)
                                                       --------     --------

                                                         10,938       32,520

  Less:  Treasury stock, at cost; 300,000 shares         (3,845)      (3,845)
                                                       --------     --------

       Total stockholders' equity                         7,093       28,675
                                                       --------     --------

                                                       $ 61,325     $ 74,101
                                                       ========     ========




        The accompanying notes are an integral part of these statements.

                            GRC INTERNATIONAL, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                          Six Months Ended
                                                             December 31,
                                                      ------------------------
                                                        1996            1995
                                                      --------        --------
                                                            (in thousands)
CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                    $(21,714)       $    313
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                         2,846           1,774
   Write down of deferred software and related costs    14,252             ---
   Changes in assets and liabilities:
    Accounts receivable and unbilled
     reimbursable costs and fees                         2,287           3,582
    Inventory                                             (454)           (864)
    Other current assets                                  (657)         (1,164)
    Accounts payable, accruals and
     other current liabilities                          (2,881)         (5,016)
   Other, net                                              ---              21
                                                      --------        --------

NET CASH USED BY OPERATING ACTIVITIES                   (6,321)         (1,354)
                                                      --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                   (1,504)         (2,065)
 Deferred software costs                                (2,626)         (8,010)
 Other, net                                               (374)            (61)
                                                      --------        --------

NET CASH USED BY INVESTING ACTIVITIES                   (4,504)        (10,136)
                                                      --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on debt and capital lease obligations           (503)            ---
 New borrowings                                         12,130          10,300
 Sale of common stock                                      132             ---
 Other, net                                                (44)           (475)
                                                      --------        --------

NET CASH PROVIDED BY FINANCING ACTIVITIES               11,715           9,825
                                                      --------        --------

INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS             890          (1,665)

CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD           2,790           2,679
                                                      --------        --------

CASH & CASH EQUIVALENTS AT END OF PERIOD              $  3,680        $  1,014
                                                      ========        ========


        The accompanying notes are an integral part of these statements.

                            GRC INTERNATIONAL, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                  (unaudited)


                                                          Six Months Ended
                                                            December 31,
                                                         ------------------
                                                          1996        1995
                                                         ------      ------
                                                           (in thousands)
Supplemental disclosures:

  Cash transactions:

  Interest paid                                          $ 595       $ 156

  Income taxes paid                                          9          25




        The accompanying notes are an integral part of these statements.

                              GRC INTERNATIONAL, INC.
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE QUARTER ENDED DECEMBER 31, 1996
                                  (unaudited)


(1) The consolidated condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results of operations presented herein are not necessarily indicative of the results to be expected for a full year. Although the Company believes that all material adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim periods presented are included and that the disclosures are adequate to make the information presented not misleading, these consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

(2) In November 1995, the Company acquired the rights to the operating software of Quintessential Solutions Inc. (QSI) at a cost of approximately $3.9 million. This software has been incorporated into the Company's NetworkVUE(TM) product and as such has been accounted for as deferred software costs. Under the purchase agreement, payments with a net present value of $1.9 million were deferred until future periods. The Company did not make a $600 thousand payment due November 27, 1996, because of breaches of the purchase agreement by QSI. The Company and QSI are in negotiations to resolve the issue. If negotiations are unsuccessful, there will be an arbitration of the dispute. The Company does not believe that the result of such negotiations will have an adverse effect on its results of operations or financial position.

(3) The Company has a revolving credit and term loan agreement, secured by a lien on all of the Company's assets. The revolving credit arrangement entitles it to borrow up to a maximum of $22 million at the prime rate (8.25% as of December 31, 1996). The revolving credit line is repayable on January 15, 1998, but will automatically be renewed for successive, one-year terms, unless the bank delivers written notice of non-renewal at least fifteen months prior to the end of the initial term or any subsequent renewal period. No notice of non-renewal was received by October 15, 1996, and, thus, the Revolving Credit is repayable on January 15, 1999. As of December 31, 1996, the Company had borrowed $17.5 million of the $22 million revolving facility.

     In June 1996, the Company completed a $7.5 million financing of substantially all of its furniture and equipment. The loan is being amortized over a five year period at an interest rate of 9%.

     Debt at December 31, 1996, consists of the following:

                                     December 31, 1996  June 30, 1996
                                     -----------------  -------------

     Revolving Credit Agreement              $17,476        $ 5,425
     Term Loans                                5,000          5,000
     Equipment Financing                       6,841          7,346
     Other                                     1,902          1,822
                                             -------        -------

     Total Debt                              $31,219        $19,593
     Less:  Current Portion                    3,193          1,823
                                             -------        -------

                                             $28,026        $17,770
                                             =======        =======

     At December 31, 1996, the Company was in default of certain covenants under the Amended and Restated Revolving Credit and Term Loan Agreement, which default was cured by an amendment to that Agreement dated February 7, 1997 by reducing the tangible net worth requirement to $4 million as of December 31, 1996. For this purpose, the $4 million raised by the Convertible Debenture issued in January 1997 is counted as equity. In addition, certain other covenants were amended so that, under the Company's plans and projections for the next twelve months, the Company expects to remain in compliance with these covenants for that time period.

(4)  Changes in Presentation.  Certain amounts in the December 31, 1995
     -----------------------
     Consolidated Financial Statements have been reclassified to conform to the December 31, 1996 presentation.

(5)  Write Down of Carrying Value of Certain Assets.  The Company has decided to
     ----------------------------------------------
     dispose by sale or shutdown of several business units, including its OSU, NetworkVUE, and APD business units. All assets of these business units have been written down to net realizable values. Consequently, in the quarter ended December 31, 1996, the Company recorded a write down of $14.3 million for software development and related costs. The write down was comprised of $12.3 million in deferred software costs related to the Company's OSU and NetworkVUE business units, which are to be disposed of either by sale or shutdown, and $2.0 million of related assets, primarily inventory. The assets remaining include OSU net assets of $550 thousand, CIS net assets of $132 thousand, and GRC Instruments of $2.1 million.

(6)  Subsequent Event.  On January 21, 1997, the Company entered into a
     ----------------
     Convertible Securities Subscription Agreement ("Subscription Agreement") pursuant to which an investor purchased a $4 million 5% Convertible Debenture due January 2000 ("Debenture"). Also on January 21, 1997, the Company entered into a Structured Equity Line Flexible Financing Agreement ("Equity Line Agreement") whereby an investor may purchase up to $18 million in the Company's Common Stock over a 3 1/2 year period to begin later this calendar year.

     The Debenture bears interest at a 5% rate per annum payable quarterly in cash or, at the Company's option, the amount due may be added to the outstanding principal due under the Debenture. The Debenture is convertible into the Company's Common Stock at the lesser of (i) $11 per share, or (ii) 94% of the low trade during the 3 trading days immediately preceding the date of conversion. The investor also received a 7-year warrant to purchase 320,000 shares of the Company's Common Stock at a price of $8.47 per share ("Debenture Warrant"). Under a related Registration Rights Agreement ("Registration Rights Agreement"), the Company is obligated to file a registration statement with the Securities and Exchange Commission with respect to the Company's Common Stock into which the Debenture is convertible and for which the Debenture Warrant is exercisable. If the Company is in default under the Debenture, the investor may put the Debenture to the Company at 120% of the amount outstanding. The Debenture Warrant is not exercisable for 18 months, but becomes immediately exercisable if the Company sells substantially all of its assets or enters into a merger or acquisition or other similar transaction, and in such event the Debenture Warrant is repriced at the lesser of (i) $8.47 per share, or (ii) 80% of the Transaction Value (as defined in the Debenture Warrant), and the investor has the option to put the Debenture to the Company at 115% of the amount outstanding. Other terms, conditions, and limitations apply to the Subscription Agreement, the Debenture, the Registration Rights Agreement and the Debenture Warrant. Each of these documents is included as an Exhibit to this Form 10-Q.

     Under the Structured Equity Line Flexible Financing Agreement ("Equity Line Agreement") the investor may, but is not required to, purchase up to $3 million of the Company's Common Stock during the first 6 months of the effectiveness of a registration statement under the Securities Act of 1933 for the shares to be issued. For the 3 years after that initial 6-month period, the Company can require the investor to purchase up to $3 million of the Common Stock per quarter up to an aggregate maximum of $18 million under the Equity Line Agreement. The purchase price is equal to 94% of the low trade price during the 3 trading days immediately preceding the notice of purchase by the investor. The investor, however, may not purchase Common Stock at a price of less than $4 per share. If the Company issues less than $5 million of its Common Stock under the Equity Line Agreement, it must pay the investor up to $300,000 as liquidated damages. The investor also received a 7-year Warrant to purchase 125,000 shares of the Company's Common Stock at a price of $8.47 per share ("Equity Line Warrant"). If the Company elects to issue more than $5 million, the Company will issue an additional 7-year warrant for the purchase of 75,000 shares of the Company's Common Stock ("Additional Equity Line Warrant") at a price equal to 140% of the price of the Common Stock at the time of the issuance of the Additional Equity Line Warrant. Under a related Registration Rights Agreement ("Registration Rights Agreement"), the Company is obligated to file a registration statement with the Securities and Exchange Commission with respect to the Company's Common Stock for which the Equity Line Warrant and the Additional Line Warrant (collectively, the "Equity Line Warrants") are exchangeable. The Equity Warrant is not exercisable for 18 months, but becomes immediately exercisable if the Company sells substantially all of its assets or enters into a merger or acquisition or other similar transaction, and in such event is repriced at the lesser of (i) $8.47, or (ii) 80% of the Transaction Value (as defined in the Equity Line Warrant). The Additional Equity Line Warrant, when issued, will contain provisions similar to the Equity Line Warrant. The investor's obligation to purchase under the Equity Line Agreement is subject to various conditions, including (i) the effectiveness of a registration statement with respect to the underlying shares, (ii) limitations based on the price and volume of the Company's Common Stock, and (iii) the percentage of the Common Stock beneficially owned by the investor from time to time. Other terms, conditions, and limitations apply to the Equity Line Agreement, the Registration Rights Agreement and the Equity Line Warrant. Each of these documents is included as an Exhibit to this Form 10-Q.


                            GRC INTERNATIONAL, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          THREE MONTHS AND SIX MONTHS ENDED December  31, 1996 and 1995
                                  (unaudited)

Summary

   The revenues and operating income and interest expense of the Company are presented for the periods indicated:

                                                Three Months Ended              Six Months Ended
                                               --------------------           --------------------
                                               12/31/96    12/31/95           12/31/96    12/31/95
                                              ---------   ---------          ---------   ---------
Revenues                                      $  30,345   $  28,268          $  60,479   $  60,954
                                              =========   =========          =========   =========

Write down of assets                          $ (14,252)  $     ---          $ (14,252)  $     ---
                                              =========   =========          =========   =========

Operating income (loss)                         (18,588)       (235)           (21,062)        333

Interest income (expense), net                     (516)        (83)              (652)        (20)
                                              ---------   ---------          ---------   ---------

Income (loss) before income taxes               (19,104)       (318)           (21,714)        313

Provision for income taxes                          ---         ---                ---         ---
                                              ---------   ---------          ---------   ---------

Net income (loss)                              $(19,104)  $    (318)          $(21,714)  $     313
                                              =========  ==========           ========   =========

Overview
--------

          Beginning in November 1993, the Company expanded beyond its core PSO business by developing business units in telecommunications, comprised primarily of the OSU and NetworkVUE business units. From the inception of these projects through December 31, 1996, the Company has invested the free cash flow from PSO and has incurred substantial amounts of debt in order to fund the development of its Telecom Division. During this time, PSO has generated in excess of 90% of the Company's revenues, has been consistently profitable, with positive cash flows. PSO revenues and profitability have also increased in the quarter ended December 31, 1996, and efforts are underway to continue these increases.

          During the second fiscal quarter of 1997, ended December 31, 1996, two significant events occurred with respect to Telecom. First, the Company received the results of two independent market surveys for the OSU. Second, the Company commercially released the NetworkVUE product. These matters are discussed below.

          The OSU surveys clarified that the current market for OSU-like devices is low and likely to remain so for the next two years, with a divergence of opinion between the surveys as to whether the market would then develop substantially. Given the Company's liquidity, discussed further below, it can no longer afford to continue investing in the OSU business unit. Accordingly, the Company has decided to dispose of the OSU business unit. The disposal will either be by sale or the Company will shut down the unit as it is presently structured. Consequently, evaluating the net realizable values of the OSU assets, the Company at December 31, 1996 has written off $4.0 million of capitalized software development costs and other costs related to the OSU business unit, primarily inventory.

          The NetworkVUE product has been previewed with potential customers for approximately one year and has been commercially released since October 1996.
In the four months since the NetworkVUE product was released, several companies have been evaluating the product, and the Company structured a co-marketing alliance with a major system integrator and network consultant whereby the Company would provide design and optimization services using its NetworkVUE software as a design tool. However, the Company has not recognized significant product or service revenues from the NetworkVUE software suite as released in October 1996. Given the Company's liquidity, it can no longer afford to continue investing in the NetworkVUE business unit. Accordingly, the Company has decided to dispose of the NetworkVUE business unit by sale or a shutdown.
At the same time, the Company will retain a small complement of personnel in PSO to market network design consulting services using the NetworkVUE software as a tool. However, to date, no significant commissions for service engagements have been received. Consequently, evaluating the net realizable values of the NetworkVUE assets, the Company at December 31, 1996 has written off $10.4 million of capitalized software costs and other costs related to the NetworkVUE business unit.

          While the Company is withdrawing from its OSU and NetworkVUE business, it remains fully committed to the Application Software Group, the third and smallest Telecom component. ASG, although a start-up operation, was essentially break-even for the six months ended December 31, 1996.

     The Company has also decided to dispose of the business units within its APD division in order to generate additional cash, and expects to do so at amounts equal to at least net book values.

     As a consequence of the write downs and the refocusing by the Company on its profitable and growing PSO services business, the Company believes that, after a short period of transition, the Company will resume profitable operations generating positive cash flows since the profits from PSO operations would then no longer be overridden by losses from Telecom.

     The $4 million Convertible Debenture and $18 million Structured Equity Line financing, discussed below, improves the Company's liquidity, but the $18 million Structured Equity Line financing is not expected to be available until later this calendar year, and is subject to various conditions which may limit its availability. The Company would, therefore, not have been able to continue absorbing the cash flow losses generated by the OSU and NetworkVUE business units.

     At December 31, 1996, the Company had borrowed $17.5 million against its Revolving Credit and $5 million against its Term Loan facilities. As discussed below, if the Company is able to restructure its bank debt to provide for amortization of the principal outstanding over a term of approximately five years, rather than "balloon" repayments in 1-1/2 to 2 years as the loans are presently structured, and there can be no assurances that it will be able to do so, the Company's cash flow from PSO operations together with the anticipated cash inflow from the Structured Equity Line financing should be sufficient to allow the Company to service and amortize its outstanding debt over that term.

     Also as previously announced, Smith Barney continues to advise the Company with respect to a full range of financial and strategic options.

     In summary, with a proper execution of a withdrawal from the bulk of its Telecom and all of its APD business units, the Company will be focused on a profitable and growing PSO and, with a restructuring of the term of its current bank debt, should be able to amortize the outstanding balance over approximately five years.

Results of Operations - Three Months ended December 31, 1996 and 1995
---------------------------------------------------------------------

Summary of Results of Operations by Segment - Three Months Ended December 31,
-----------------------------------------------------------------------------
1996 and 1995.
-------------

                              Three Months Ended                       Three Months Ended
                                   12/31/96                                 12/31/95
                       -----------------------------------      -----------------------------
                       PSO      TD     APD   Corp      GRC      PSO    TD    APD  Corp    GRC
                       -----------------------------------      -----------------------------
Revenues               27.8     0.8    1.7    ---     30.3      26.3   0.1   1.9   ---   28.3
Gross Profit (Loss)     5.0    (2.0)   0.4   (0.1)     3.3       3.8   ---   0.9  (0.1)   4.4
R&D                     ---     1.1    0.6    ---      1.7       ---   0.1   0.1   ---    0.2
S&M                     ---     0.9    0.6    ---      1.6       0.3   0.5   0.5   ---    1.2
G&A                     3.3     0.6    0.4    0.2      4.4       2.7   0.3   0.2   0.1    3.2
Write down              ---    14.3    ---    ---     14.3       ---   ---   --    ---    ---
                       -----------------------------------       ----------------------------
Operating Profit        1.7   (18.9)  (1.2)  (0.3)   (18.6)      0.7  (0.9)  0.1  (0.2)  (0.2)
  (Loss)

Note:  Numbers may not add due to rounding.

Revenues
--------

     The Company's revenues were $30.3 million for the second quarter of fiscal 1997, compared to $28.3 million for the same quarter last fiscal year. The revenue increase of $2.0 million, or 7%, is attributable to an increase in revenues from the Company's Professional Service Organization ("PSO") of $1.5 million, an increase in the Company's Telecommunications Division ("Telecom") revenues of $718 thousand, and a decrease in the Company's Advanced Products Division ("APD") revenues of $203 thousand.

     For PSO, service revenues of $27.2 million for the second quarter of fiscal 1997 increased 8% above service revenues of $25.3 million for the second quarter of fiscal 1996. Product revenues of $665 thousand for the second quarter of fiscal 1997 decreased 30% from product revenues of $955 thousand for the second quarter of fiscal 1996.

     For Telecom, second quarter fiscal 1997 revenues were $848 thousand, compared to $130 thousand for the second quarter of fiscal 1996, comprised as follows:

     . Revenues from the OSU(R) business unit for the second quarter of fiscal 1997 amounted to $71 thousand, compared to $111 thousand for the prior year.

     . Revenues from the NetworkVUE(TM) business unit amounted to $172 thousand, compared to $19 thousand for the prior year.

     . And, revenues from the Application Software Group ("ASG") amounted to $605 thousand, compared to none for the prior year.

  For APD, second quarter fiscal 1997 revenues were $1.7 million, compared to approximately $1.9 million for the second quarter of fiscal 1996, comprised as follows:

     . The GRC Instruments ("GRC Instruments") materials testing business unit of APD had second quarter 1997 revenues of $894 thousand, a 22% decline from second quarter 1996 revenues of $1.1 million.

     . The Commercial Information Solutions ("CIS") environmental, safety, and health management software business unit had $189 thousand second quarter 1997 revenues, compared to revenues of approximately $490 thousand for the prior year quarter, a decline of 61%.

     . The Advanced Security Technologies ("AST") business unit of APD, which now includes what had been the Advanced Technology Services Group ("ATS"), had second quarter 1997 revenues of $588 thousand, compared to $243 thousand in the previous year's quarter.

Cost of Revenues and Gross Profit
---------------------------------

     The Company's cost of revenues were $27.0 million for the second quarter of fiscal 1997, compared to $23.9 million for the same quarter last year. Accordingly, the Company's gross profit for the first quarter of fiscal 1997 was $3.3 million, 11% of revenues, a 25% decline from the gross profit of $4.4 million, or 16% of revenues, for the second quarter of fiscal 1996.

     For PSO, cost of revenues of $22.8 million increased 1% from the $22.5 million cost of revenues for the second quarter of the prior year. Gross profit of $5.0 million, 18% of revenues, increased by 32% over gross profit of $3.8 million, 14% of revenues, for the prior year's quarter. The increase in PSO gross margins is due primarily to an increase in the direct labor content of PSO service revenues, together with an increase in the gross margin earned by that direct labor content, compared to the prior year quarter.

     For Telecom, second quarter cost of revenues and gross profit were $2.8 million and a loss of $2.0 million, respectively, compared to cost of revenues and gross profit of $134 thousand and a loss of $4 thousand, respectively, for the second quarter of fiscal 1996, comprised as follows:

     . For OSU, second quarter cost of revenues of $835 thousand resulted in a negative gross profit of $764 thousand, compared to cost of revenues of $74 thousand resulting in a gross profit of $37 thousand for the second quarter of fiscal 1996.

     . For NetworkVUE, second quarter cost of revenues of $1.5 million resulted in a negative gross profit of $1.4 million, compared to cost of revenues of $60 thousand resulting in a negative gross profit of $41 thousand for the second quarter of fiscal 1996.

     . For ASG, second quarter cost of revenues of $444 thousand resulted in a gross profit of $161 thousand, compared to none for the second quarter of fiscal 1996.

     Negative gross margins for the OSU and NetworkVUE business units resulted from gross profits from unit sales being insufficient to cover the fixed cost of revenues associated with those business units.

     For APD, second quarter cost of revenues and gross profit were $1.2 million and a profit of $438 thousand, respectively, compared to cost of revenues and gross profit of $1.0 million and a profit of $861 thousand, respectively, for the second quarter of fiscal 1996, comprised as follows:

     . For GRI, second quarter cost of revenues of $467 thousand resulted in a gross profit of $427 thousand, compared to cost of revenues of $539 thousand resulting in a gross profit of $603 thousand for the second quarter of fiscal 1996.

     . For CIS, second quarter cost of revenues of $316 thousand resulted in a negative gross profit of $126 thousand, compared to cost of revenues of $252 thousand resulting in a gross profit of $239 thousand for the second quarter of fiscal 1996.

     . For AST, which includes ATS, second quarter cost of revenues of $451 thousand resulting in a gross profit of $137 thousand, compared to cost of revenues of $224 thousand resulting in a gross profit of $19 thousand for the second quarter of fiscal 1996.

Operating Expenses and Operating Income
---------------------------------------

     Including the $14.3 million write off, operating expenses for the second quarter of fiscal 1997 amounted to $21.9 million. Excluding the $14.3 million write off, operating expenses for the second quarter amounted to $7.7 million, or 25% of revenues, compared to $4.6 million, or 16% of revenues for the second quarter of the prior year, an increase of $3.1 million on a year-to-year basis.

     Research & Development expenses of $1.7 million for the second quarter of fiscal 1997 increased $1.5 million over R&D expenses for the prior year quarter of $232 thousand. The increase occurred due to the completion of the development of OSU and NetworkVUE software and the shift of expenditures from capitalized cost to R&D expense. During the second quarter of fiscal 1997, the Company capitalized $565 thousand, $342 thousand of which related to NetworkVUE(TM) and $180 thousand of which related to OSU(R). With the first commercial release of the NetworkVUE product in mid-October 1996, capitalization for NetworkVUE stopped and, during the second quarter, prior to the write off of $12.3 million of capitalized costs, a portion of the amount previously capitalized with respect to NetworkVUE was amortized to cost of revenues.

     Sales and Marketing expenses of $1.6 million for the second quarter of fiscal 1997 increased $434 thousand, or 37%, over sales and marketing expenses for the prior year quarter of $1.2 million. This increase arose primarily from Telecom, where sales and marketing expenses increased from $453 thousand last year to $942 thousand for the second quarter this year. This increase arose from the commercial availability of the OSU(R) unit during the first quarter and of the NetworkVUE(TM) product in the second quarter.

     General & Administrative expenses of $4.4 million increased $1.2 million, or 35%, over the $3.2 million incurred in the prior year quarter. The increase in G&A expense arose primarily in the increased infrastructure related to Telecom where G&A expenses increased by $335 thousand from $309 thousand in the second quarter last year to $644 thousand in the second quarter this year, an increase of 108%, and in APD where G&A expenses increased from $180 thousand last year to $390 thousand this year, an increase of 117%.

Write down of Deferred Software and Related Costs
-------------------------------------------------

     In the quarter ended December 31, 1996, the Company recorded a write down of $14.3 million for software development and related costs. The write down was comprised of $12.3 million in deferred software costs (comprised of $2.0 million related to OSU(R) and $10.3 related to NetworkVUE(TM)) and $2.0 million of related assets, primarily inventory. The write down was necessitated by the Company's decision to withdraw from the OSU and NetworkVUE business and by the present uncertainty regarding any sale of those businesses.

Operating Profit or Loss
------------------------

     Including the $14.3 million write down, the Company had a second quarter fiscal 1997 consolidated operating loss of $18.6 million. Excluding the write down, the Company's operating loss for the second quarter amounted to $4.3 million, consisting of a $1.7 million operating profit from PSO, a $4.7 million operating loss from Telecom, a $1.2 million operating loss from APD, and $254 thousand in Corporate expenses. This contrasts with a consolidated operating loss of $235 thousand for the second fiscal quarter of 1996, consisting of approximately a $713 thousand operating profit from PSO, a $905 thousand operating loss from Telecom, approximately a $110 thousand operating profit from APD, and $153 thousand in Corporate expenses.

Net Interest Income or Expense
------------------------------

     Net interest expense in the second quarter of fiscal 1997 was $516 thousand, compared to net interest expense of $83 thousand in the prior year. The increased interest expense is due to the Company's increasing reliance on debt to fund its losses from operations and other liquidity requirements.

Net Income or Loss
------------------

     The net loss for the second quarter of fiscal 1997 amounted to $19.1 million, compared to a loss of $318 thousand in the second quarter of fiscal 1996.

Results of Operations - Six Months ended December 31, 1996 and 1995
-------------------------------------------------------------------

Summary of Results of Operations by Segment - Six Months Ended December 31, 1996
--------------------------------------------------------------------------------
and 1995.
--------

                               Six Months Ended                       Six Months Ended
                                   12/31/96                               12/31/95
                       -------------------------------        --------------------------------
                       PSO     TD    APD    Corp   GRC        PSO     TD     APD    Corp   GRC
                       -------------------------------        --------------------------------
Revenues               55.5    2.0    3.0   ---   60.5        57.5    0.1    3.3    ---   61.0
Gross Profit (Loss)    10.0   (2.5)   0.8  (0.1)   8.2         8.3    ---    1.4   (0.1)   9.6
R&D                     ---    1.6    1.0   ---    2.6         ---    0.1    0.3    ---    0.4
S&M                     0.1    2.0    1.2   ---    3.3         0.5    0.7    0.8    ---    2.0
G&A                     6.4    1.4    0.9  (0.3)   9.0         5.7    0.6    0.4    0.1    6.8
Write down              ---   14.3    ---   ---   14.3         ---    ---    ---    ---    ---
                       -------------------------------        --------------------------------
Operating Profit        3.4  (21.7)  (2.4) (0.4) (21.1)        2.1   (1.5)  (0.1)  (0.2)   0.3
  (Loss)

Note:  Numbers may not add due to rounding.

Revenues
--------

     The Company's revenues were $60.5 million for the first half of fiscal 1997, compared to $61.0 million for the same period last fiscal year, including $4.5 million attributable to the minority-interest portion of a majority-owned joint venture which was accounted for on a consolidated basis through the first quarter of fiscal 1996. Excluding the joint venture from last year's results, revenues increased $4 million, or 7%, from $56.5 million to $60.5 million. Consolidated first half 1997 service revenues of $56.1 million increased 7%, compared to first half 1996 service revenues, excluding the joint venture referred to above, of $52.5 million. Consolidated first half 1997 product revenues of $4.3 million increased 8%, compared to first half 1996 product revenues of $4 million.

     For PSO, excluding the joint venture referred to above, service revenues of $54.5 million for the first half of fiscal 1997 increased 5% above service revenues of $51.7 million for the first half of fiscal 1996. Product revenues of $993 thousand for the first half of fiscal 1997 decreased 25% from product revenues of $1.3 million for the first half of fiscal 1996.

     For Telecom, first half fiscal 1997 revenues were $2.0 million, compared to $130 thousand for the first half of fiscal 1996. Revenues from the OSU(R) business unit for the first half of fiscal 1997 amounted to $379 thousand, compared to $111 thousand for the prior year period; from the NetworkVUE(TM) business unit amounted to $369 thousand, compared to $19 thousand for the prior year period; and from the Application Software Group amounted to $1.3 million, compared to none for the prior year period.

     For APD, first half fiscal 1997 revenues were $3.0 million, compared to approximately $3.3 million for the first half of fiscal 1996. The GRC Instruments materials testing business unit of APD had first half 1997 revenues of $1.4 million, a 18% decline from first half 1996 revenues of $1.7 million. The CIS environmental, safety, and health management software business unit had $421 thousand first half 1997 revenues, compared to revenues of approximately $969 thousand for the prior year period, a decline of 57%. The AST security business unit of APD, which now includes the Advanced Technology Services Group, had first half 1997 revenues of $1.2 million, compared to $613 thousand in the previous year period, since the security business was not acquired until the second fiscal quarter of 1996.

Cost of Revenues and Gross Profit
---------------------------------

     The Company's cost of revenues were $52.3 million for the first half of fiscal 1997, compared to $51.4 million for the same period last year, including the cost of sales associated with the consolidated joint venture mentioned above. Excluding the impact of the joint venture, the Company's cost of revenues for the first half of fiscal 1996 would have been $46.9 million.

     The Company's gross profit for the first half of fiscal 1997 was $8.2 million, or 14% of revenues, a 14% decline from the gross profit of $9.6 million, or 16% of revenues, for the first half of fiscal 1996.

     For PSO, excluding the joint venture referred to above, cost of revenues of $45.5 million increased 2% from the $44.8 million cost of revenues for the first half of the prior year. Gross profit of $10.0 million, or 18% of revenues, increased by 20% over gross profit of $8.3 million, or 16% of revenues, for the prior year period. The increase in PSO gross margins is due primarily to an increase in the direct labor content of PSO service revenues, together with an increase in the gross margin earned by that direct labor content, compared to the prior year quarter.

     For Telecom, first half fiscal 1997 cost of revenues and gross profit were $4.5 million and a loss of $2.5 million, respectively, compared to cost of revenues and gross profit of $143 thousand and a loss of $13 thousand, respectively, for the first half of fiscal 1996, comprised as follows:

     . For OSU, first half cost of revenues of $1.6 million resulted in a negative gross profit of $1.2 million, compared to cost of revenues of $74 thousand resulting in a gross profit of $37 thousand for the first half of fiscal 1996.

     . For NetworkVUE, first half cost of revenues of $2.0 million resulted in a negative gross profit of $1.6 million, compared to cost of revenues of $69 thousand resulting in a negative gross profit of $50 thousand for the first half of fiscal 1996.

     . For ASG, first half cost of revenues of $933 thousand resulted in a gross profit of $342 thousand, compared to none for the first half of fiscal 1996.

     Negative gross margins for the OSU and NetworkVUE business units resulted from gross profits from unit sales being insufficient to cover the fixed cost of revenues associated with those business units.

     For APD, first half cost of revenues and gross profit were $2.2 million and a profit of $752 thousand, respectively, compared to cost of revenues and gross profit of $1.9 million and a profit of $1.4 million, respectively, for the first half of fiscal 1996, comprised as follows:

     . For GRI, first half cost of revenues of $700 thousand resulted in a gross profit of $653 thousand, compared to cost of revenues of $885 thousand resulting in a gross profit of $835 thousand for the first half of fiscal 1996.

     . For CIS, first half cost of revenues of $525 thousand resulted in a negative gross profit of $104 thousand, compared to cost of revenues of $471 thousand resulting in a gross profit of $498 thousand for the first half of fiscal 1996.

     . For AST, which includes ATS, first half cost of revenues of $1.0 million resulted in a gross profit of $202 thousand, compared to cost of revenues of $590 thousand resulting in a gross profit of $23 thousand for the first half of fiscal 1996.

Operating Expenses and Operating Income
---------------------------------------

     Including the $14.3 million write off, operating expenses for the first half of fiscal 1997 amounted to $29.2 million. Excluding the $14.3 million write off, operating expenses for the first half of fiscal 1997 amounted to $15.0 million, or 25% of revenues, compared to $9.2 million, or 16% of revenues for the first half of the prior year (excluding the revenues from the minority portion of the consolidated joint venture), an increase of $5.8 million on a year-to-year basis.

     Research & Development expenses of $2.6 million for the first half of fiscal 1997 increased $2.2 million over R&D expenses for the prior year period of $423 thousand. The increase occurred due to the completion of the development of OSU and NetworkVUE software and the shift of expenditures from capitalized cost to R&D expense. During the first half of fiscal 1997, the Company capitalized $2.6 million, $2.0 million of which related to NetworkVUE/TM/, $438 thousand of which related to OSU(R), and $94 thousand of which related to ASG. With the prior release of the OSU network interface and the first commercial release of the NetworkVUE product in mid-October, 1996, the capitalization of development costs has stopped, and, prior to the $12.3 million write off of capitalized costs, the amortization to cost of revenues of amounts previously capitalized with respect to OSU and NetworkVUE increased substantially compared to prior periods.

     Sales and Marketing expenses of $3.3 million for the first half of fiscal 1997 increased $1.3 million, or 70%, over sales and marketing expenses for the prior year period of $2.0 million. This increase arose primarily from Telecom, where sales and marketing expenses increased from $719 thousand last year to $2.0 million for the first half of this year. This increase arose from the commercial availability of the OSU(R) unit and NetworkVUE/TM/ product during the first half of the 1997 fiscal year.

     General & Administrative expenses of $9.0 million increased $2.2 million, or 32%, over the $6.8 million incurred in the prior year period. The increase in G&A expense arose primarily in the increased infrastructure related to Telecom where G&A expenses increased from $638 thousand in the first half last year to $1.4 million in the first half this year, an increase of 124%, and in APD where G&A expenses increased from $414 thousand last year to $879 thousand this year, an increase of 112%.

Write down of Deferred Software and Related Costs
-------------------------------------------------

     In the quarter ended December 31, 1996, the Company recorded a write down of $14.3 million for software development and related costs. The write down was comprised of $12.3 million in deferred software costs (comprised of $2.0 million related to OSU(R) and $10.3 related to NetworkVUE/TM/) and $2.0 million of related assets, primarily inventory. The write down was necessitated by the Company's decision to withdraw from the OSU and NetworkVUE business and by the present uncertainty regarding any sale of those businesses.

Operating Profit or Loss
------------------------

     Including the $14.3 million write down, the Company had a first half fiscal 1997 consolidated operating loss of $21.1 million. Excluding the write down, the Company's operating loss amounted to a loss of $6.8 million, consisting of a $3.4 million operating profit from PSO, a $7.5 million operating loss from Telecom, a $2.4 million operating loss from APD, and $382 thousand in Corporate expenses. This contrasts with a consolidated operating profit of $333 thousand for the first fiscal half of 1996, consisting of approximately a $2.1 million operating profit from PSO, a $1.5 million operating loss from Telecom, and approximately a $120 thousand operating loss from APD, and $175 thousand in Corporate expenses.

Net Interest Income or Expense
------------------------------

     Net interest expense in the first half of fiscal 1997 was $652 thousand, compared to net interest expense of $20 thousand in the prior year. The increased interest expense is due to the Company's increasing reliance on debt to fund its losses from operations and other liquidity requirements.

Net Income or Loss
------------------

     The net loss for the first half of fiscal 1997 amounted to $21.7 million, compared to a profit of $313 thousand in the first half of fiscal 1996.

The Company's PSO Business
--------------------------

     PSO derives substantially all of its business from service contracts with the Department of Defense of the United States government. Given PSO's historically high win rate, and its enhanced focus on marketing its information technology services both within the government and in commercial areas, the Company believes that PSO should be able to sustain average long-term growth rates greater than it has been able to achieve in recent years. PSO, for this fiscal year, should continue to achieve positive operating results and positive cash flows.

     This business, however, is subject to the uncertainties of the U.S. budget, funding for the DoD, terminations of contracts for cause or government convenience, the type of contracts which may be awarded to the Company, and the ability of the Company to fill the required staff positions to service those contracts. These open positions require operations research and software engineers, computer programmers, and other skilled scientists and engineers, employees for whom there is a general shortage and a high degree of competitive pressure. At December 31, 1996, the Company had openings for approximately 219 employees for positions related to PSO. This contrasts with the Company's openings at June 30, 1996 for 209 employees for positions related to PSO. An inability to fill a substantial portion of these current openings could have a materially adverse impact on PSO's revenue and profitability growth. Although PSO's contracts number approximately 150, and the average contract size is small, the loss of one or more of the larger contracts may have a substantial adverse impact on PSO's revenues and profitability.

Events Leading to the Decision to Withdraw from the OSU Business
----------------------------------------------------------------

     Late in the second quarter of fiscal 1997, the Company received the results of two independent market analyses for the OSU(R) Network Interface product for the non-governmental North American market.

     The first survey, conducted by a leading market research consulting firm, concluded that only a modest addressable market for the OSU-like product will emerge over the next five years, and that the total cumulative market would be limited to approximately 2,400 units by 2001, with the addressable market in 1997 and 1998 approximately 133 and 362 units, respectively.

     The second market analysis was presented by a specialist firm focusing on a theory of technology substitution (Fisher-Pry Substitution Curves), where, in this case, the substitution is SONET based wideband telecommunications as a substitution for asynchronous communications technology. The critical assumption in this study is that as bandwidth requirements by many corporate and Internet related applications begin to exceed DS-1 and DS-3 transmission rates, a rationale, based on economics and scaleability, will develop to cause a major movement to SONET based services. As a result, this study projected that the addressable market for OSU-like devices will exceed 45,000 by 2004. The growth in bandwidth demand must be sufficiently large to justify the investment by telecommunications service companies in terminating equipment needed to shift from current asynchronous to synchronous transmission protocols required for the Company's product.

     Of critical importance, however, to the OSU's near term prospects and the Company's subsequent decision to withdraw from the OSU business, is the fact that both studies agree that the addressable market for OSU-like devices through 1998 will remain relatively flat. This is borne out in the marketplace where delays in broadband SONET service deployments have continued. The divergence between the studies occurs in their respective estimates of the addressable market after 1998.

     In any case, based on the market surveys, in order for the Company to achieve significant profits from the OSU product, in addition to the development of market demand for the product, the product would probably need to be redesigned so as to reduce its cost of goods sold. This would require further investment in product development expense of approximately $2 million with respect to the OSU.

     At December 31, 1996, prior to the write down, the Company had $2.0 million of capitalized software development costs on its balance sheet related to the OSU product, which was being amortized over a 5-year period.

     As discussed below, with the Company's current liquidity shortages, the Company has concluded that it is not possible for the Company to continue investing at current levels in the OSU business. Consequently, the Company has offered the OSU business unit for sale. In the absence of a sale, the OSU business unit, as it is presently structured, will be shut down to preserve the Company's liquidity. In the case of a shutdown, the Company would pursue the sale of the intellectual property and other assets developed with respect to the OSU.

Events Leading to the Decision to Withdraw from the NetworkVUE Business
-----------------------------------------------------------------------

     During the second fiscal quarter of 1997, the Company completed and commercially released the initial version of its NetworkVUE suite of software modules for the design and optimization of wide area networks. Additional functionality for the initial release was scheduled to be completed by June 1997. This includes such features as the ability to design and simulate public frame relay networks, including time division multiplexing and constant bit rate transmission protocols. Longer term development would have included ISDN, ATM, and LANs. These features may be important for the widespread acceptance of the product by potential customers. Due to a lack of product sales, the Company's operating plans shifted from a licensing of its software to the providing of wide area network design and optimization services, using the NetworkVUE software modules as a proprietary competitive advantage in offering these services. The Company structured a co-marketing alliance with a major system integrator and network consultant whereby the Company would provide design and optimization services using its NetworkVUE software as a design tool. However, the Company has not recognized significant product or service revenues from the NetworkVUE software suite as released in October 1996.

     With the Company's current liquidity shortages, it is not possible for the Company to continue investing at current levels in the NetworkVUE business. Consequently, the Company has offered the NetworkVUE business unit for sale. In the absence of a sale, the NetworkVUE business unit, as its is presently structured, will be shut down to preserve the Company's liquidity. In the case of a shutdown, the Company would pursue the sale of the intellectual property and other assets developed with respect to NetworkVUE.

New York Stock Exchange Continued Listing Requirements
------------------------------------------------------

     The Company's shares of common stock are listed and traded primarily on the New York Stock Exchange ("NYSE"), but also on the Pacific Stock Exchange. Rules
801.00 and 802.00 of the NYSE Listed Company Manual ("NYSE Manual") contain standards for the potential de-listing from trading of a list company's securities. At December 31, 1996, the Company did not comply with the net tangible asset requirement of Rule 802. If the NYSE were to consider de-listing the Company's common shares, it would consider the Company's compliance with the original listing requirements contained in Rule 102.01. If so, the Company may have difficulty complying with the requirements for "aggregate market value of publicly-held shares" and the requirement for "demonstrated earning power". The Company has not yet had any communications with the NYSE regarding this issue.

Events Subsequent to December 31, 1996
--------------------------------------

     Subsequent to December 31, 1996, the Company (i) took actions to reduce operating expenses and cash used in operations, (ii) proceeded with steps previously commenced to sell or shut down all business units within APD, (iii) circulated offering memoranda in order to solicit purchase interests for its OSU and NetworkVUE business units, (iv) entered into financing transactions to raise $4 million in a Convertible Debenture and $18 million in a Structured Equity Financing Line (see Part II, Item 5 of this Form 10-Q), and
(v) continued pursuing actions as advised by its financial adviser, Smith Barney, with respect to a full range of financial and strategic options for the Company as a whole.

     Operating Expense Reductions.  During January 1997, the Company took steps
     ----------------------------
to reduce its operating expense levels and negative cash flow from a monthly average outflow of $2.0 million per month during the first half of fiscal 1997 to approximately $1 million per month when "steady state" is achieved in June 1997. This was accomplished by reducing the level of employment in OSU, NetworkVUE, and APD by laying off some employees and transferring others to PSO. Sixty-one employees were laid off and 24 employees were transferred to PSO. Severance payments amounted to approximately $566 thousand. By June 1997, the monthly reduction in the cash outflow is expected to amount to a cash savings of approximately $1 million. However, this would imply that the monthly cash outflow in June related to OSU and NetworkVUE would still remain at approximately $1 million per month, if no additional steps were taken, derived approximately equally from the OSU and the NetworkVUE business units.
Therefore, the Company is taking additional steps to generate cash and reduce expenses, as discussed below.

     Disposition efforts regarding the Advanced Products Division.  During the
     ------------------------------------------------------------
second quarter of fiscal 1997 and continuing in the third fiscal quarter beginning January 1, 1997, the Company is pursuing the sale or shutdown of all business units within APD. The Company anticipates these sales to be completed in the near term. The cash generated from these sales will assist the Company by providing additional short-term liquidity.

     Offering Memoranda with respect to the OSU and NetworkVUE business units.
     ------------------------------------------------------------------------
The Company, in conjunction with its investment bankers, Smith Barney, has begun circulating offering memoranda with respect to its OSU and NetworkVUE business units within Telecom, seeking one or more potential buyers interested in purchasing either of the business units. In the absence of sales, the Company will shut down the respective units as they are presently structured, causing further staff and operating expense reductions. In that event, the Company will continue to seek to sell the intellectual property and other assets related to those business units. Consequently, at December 31, 1996, the Company wrote off $14.3 million in capitalized software and other assets related to those business units.

     Financing.  On January 30, 1997, the Company issued $4 million face amount
     ---------
Convertible Debentures. The Company also entered into an $18 million structured equity financing line whereby the investor may purchase up to $3 million of the Company's common stock per quarter beginning six months after the effectiveness of a registration statement, which the Company intends to file in the near future. For details and other terms and conditions of these transactions, see
Part II, Item 5 of this Form 10-Q.

Liquidity and Capital Resources
-------------------------------

     The Company had $3.7 million in cash and cash equivalents at December 31, 1996, compared to $1 million at December 31, 1995 and $2.8 million at June 30, 1996.

     Net cash used in operations amounted to $6.3   million for the first half
of fiscal 1997, compared to $1.4 million for the first half of fiscal 1996. Net cash used in investing activities for the first half of fiscal 1997 amounted to $4.5 million, compared to $10.1 million for the prior year period. Net cash provided by financing activities amounted to $11.7 million for the first half of fiscal 1997, compared to $9.8 million provided in the first half of fiscal 1996.

     Cash flows from operations, adjusted for cash used in developing software, was a negative $8.9 million and a negative $9.4 million in the first half of fiscal 1997 and 1996, respectively.

     During fiscal years 1994, 1995, 1996, and the first half of fiscal 1997, the Company's total cash investment in operating losses, capital equipment, net assets, including deferred software production costs, for Telecom amounted to approximately $43 million, comprised of $23 million for OSU, $18 million for NetworkVUE, and $2 million for ASG. This was funded primarily by a combination of internally generated cash flows from PSO and from increased bank debt.

     As a result of the increase in funded debt and continued operating losses during the first half of fiscal 1997, the Company's ratio of total funded debt to total capitalization amounted to 82%, compared to 48% at September 30, 1996 and 41% at June 30, 1996.

     At December 31, 1996, the Company had $31.2 million of funded debt, $3.2 million of which was classified as short term, and $28.0 million of which was classified as long term. Of the $31.2 million, $22.5 million was bank debt, $6.8 million related to equipment lease financings, and $1.9 million was a note payable related to the 1996 acquisition of assets from Quintessential Solutions, Inc. The Company had no bank debt at June 30, 1995 and $17.8 million of bank debt and equipment lease financings at June 30, 1996.

     During the first half of fiscal 1997, the Company increased its bank debt under the Loan Agreement by $12.1 million, a use of cash for operations and investing activities of approximately $2.0 million per month. Due to the reductions in operating expenses effected in January 1997, the Company expects to reduce its cash outflow to $1 million per month by June 1997, with a transition to that level during the intervening months. At December 31, 1996, $4.5 million was the remaining balance available on the Company's revolving line of credit. In January 1997, the Company issued $4 million in face amount of
Convertible Debentures.   At January 31, 1997, the Company had approximately
$9.6 million in cash and available credit. The Company estimates that its minimum required operating cash and credit level is approximately $4.5 million. Given these requirements and projections of short term liquidity, the Company has taken significant additional actions, as described above in the section captioned "Events Subsequent to December 31, 1996".

     The credit facilities with the Company's bank consist of a fully used $5 million term loan ("Term Loan"), a $22 million revolving line of credit ("Revolving Credit"), of which $17.5 million was used at December 31, 1996, and a $6.8 million debt arising from the equipment financing ("Equipment Lease") arranged with the bank's equipment leasing subsidiary. The Term Loan is due on September 1, 1998, and bears interest at the bank's floating prime rate, currently 8.25% per annum. The Revolving Credit is due on January 15, 1999, and, if the Company is not in default, is automatically renewable for one-year renewal terms unless the bank, at its option, delivers written notice of non-renewal to the Company at least 15 months prior to the end of the initial term or any renewal term. No notice of non-renewal was received by October 15, 1996, and, thus, the Revolving Credit is repayable on January 15, 1999. The Revolving Credit bears interest at the bank's floating prime rate, currently 8.25% per annum. The Term

Loan and Revolving Credit facilities are collateralized by the Company's working capital and equipment. The Equipment Lease is for a term of 60 months which commenced in June 1996.

     The Amended and Restated Revolving Credit and Term Loan Agreement ("Loan Agreement") containing the Term Loan and Revolving Credit was amended as of March 31, 1996, and again as of June 30, 1996, to amend various financial ratio covenants so as to bring the Company into compliance with those covenants as of
those dates.    At September 30, 1996, the Company was in compliance with its
covenants under this Agreement.    At December 31, 1996, the Company was in
breach of a financial covenant under the Loan Agreement, namely, a covenant requiring that tangible net worth be at least $7 million, whereas the Company's tangible net worth at December 31, 1996 was $4.2 million.

     On February 7, 1997, the Loan Agreement was again amended as of December 31, 1996, to bring the Company into compliance by reducing the tangible net worth requirement to $4 million as of December 31, 1996. For this purpose, the $4 million raised by the Convertible Debenture issued in January 1997 is counted as equity. In addition, certain other covenants were amended so that, under the Company's plans and projections for the next twelve months, the Company expects to remain in compliance with these covenants for that time period. By a letter dated February 6, 1997, the Company's bank has stated its view that advances under the Revolving Credit facility should not be used for leasehold improvement office furniture or computer equipment, and the bank has asked that the proceeds of business-unit sales be used to repay the $5 million Term Credit. The Company and the bank are in continuing discussions on this subject.

     If the Company is again in default under its Loan Agreement and cannot secure a waiver or amendment from the bank, then, together with cross defaults under the equipment leasing agreement, any amounts then outstanding under the Term Loan, the Revolving Credit, and the Equipment Lease, which at December 31, 1996 amounted to $29 million, would immediately become due and payable. Depending on the circumstances, it may not be possible for the Company to make or finance such an immediate payment.

     With respect to long-term liquidity, the principal amount outstanding under the Revolving Credit, amounting to $17.5 million at December 31, 1996, is due in January, 1999, unless again extended. In addition, the $5 million principal amount outstanding under the Term Loan is due in September 1998. The Company is actively considering whether and how to finance the repayment of this $22.5 million in debt. The Company believes that its anticipated cash flows will be sufficient to repay the $6.8 million Equipment Lease Financing over its existing 60-month term.

     However, if the Company can restructure the term of its debt, either with the current bank lender or through a refinancing with an alternate source of credit, and there can be no assurance that the Company will be able to do either, then the Company believes that, with the shutdown of the OSU and NetworkVUE business units, the Company should be able to service its debt and amortize the outstanding principal balances over the next 5 years with the free cash generated by the PSO operations and the anticipated draw down of the $18 million Structured Equity Line financing. The $18 million Structured Equity Line, however, is subject to various terms and conditions, which may limit or affect its availability. See Part II, Item 5 of this Form 10-Q.

Classification of Bank Debt as Current or Long-Term on the Company's Balance
----------------------------------------------------------------------------
Sheet
-----

     The Company was in default of its Loan Agreement at December 31, 1996, but secured an amendment on February 7, 1997 which brought the Company back into compliance as of December 31, 1996 and amended the financial covenants prospectively to levels which the Company believes, under its current plans and projections for continuing operations, will allow the Company to remain in compliance over the next twelve months. Whether the Company will remain in compliance with the amended financial covenants under the Loan Agreement depends on circumstances which may arise, such as the successful withdrawal from various business units now held for disposition and the results of the Company's operations.

     In light of all of these factors, the Company continues to classify the amounts outstanding under the Loan Agreement and the non-current amounts owing under the Equipment Lease as long term debt, rather than as current liabilities.

Outlook
-------

     With the Company's withdrawal from the OSU, NetworkVUE and APD businesses, the Company will focus on its growing and profitable PSO operation. After a transition period, which will include substantial losses in the Company's third fiscal quarter ending March 31, 1997, the Company expects to return to profitability and generate positive cash flows from operations. Thereafter, the remaining issue with respect to liquidity would be restructuring the term of the Company's current bank debt so that it is amortized over a period of years, such as a five year level debt service amortization period. With the positive free cash flow expected from PSO and with the potential $18 million to be raised from the Structured Equity Line financing, the Company should be able to service its debt and reduce substantially the outstanding principal amount of bank debt outstanding.

Risk Factors
------------

     In order to accomplish the above described Outlook, the Company faces the following risk factors:

     . Properly executing a plan of withdrawal from the Company's OSU, NetworkVUE and APD businesses.
     . Managing continuing operations and the plan of withdrawal within the Company's available short term liquidity resources.
     . Restructuring the term of its bank debt either with the Company's current bank or through a refinancing with an alternative source of credit.
     . Continuing the Company's successful efforts to grow the PSO business and generate the positive free cash flow needed to support the debt service described above.

     General risk factors include:

     . The ability of PSO to keep and attract the personnel required to service its current and future contract portfolio.
     . The dependence of PSO upon the government contracting, and particularly the U.S. Government, Department of Defense contracting business, mentioned above in this Form 10-Q.
     . The high degree of financial leverage under which the Company will continue to operate until its current debt levels are reduced and its equity levels increased.
     . The dilution to current holders of the Company's common stock through the issuance of additional equity to assist in paying down the debt.
     . The availability of funds as required from the Structured Equity Line Financing.

                          PART II - OTHER INFORMATION

Items 1, 2, 3 and 4 are Inapplicable.
-------------------------------------

Item 5 Other Information.
-------------------------

On January 21, 1997, the Company entered into a Convertible Securities Subscription Agreement ("Subscription Agreement") pursuant to which an investor purchased a $4 million 5% Convertible Debenture due January 2000 ("Debenture"). Also on January 21, 1997, the Company entered into a Structured Equity Line Flexible Financing Agreement ("Equity Line Agreement") whereby an investor may purchase up to $18 million in the Company's Common Stock over a 3 1/2 year period to begin later this calendar year.

The Debenture bears interest at a 5% rate per annum payable quarterly in cash or, at the Company's option, the amount due may be added to the outstanding principal due under the Debenture. The Debenture is convertible into the Company's Common Stock at the lesser of (i) $11 per share, or (ii) 94% of the low trade during the 3 trading days immediately preceding the date of conversion. The investor also received a 7-year warrant to purchase 320,000 shares of the Company's Common Stock at a price of $8.47 per share ("Debenture Warrant"). Under a related Registration Rights Agreement ("Registration Rights Agreement"), the Company is obligated to file a registration statement with the Securities and Exchange Commission with respect to the Company's Common Stock into which the Debenture is convertible and for which the Debenture Warrant is exercisable. If the Company is in default under the Debenture, the investor may put the Debenture to the Company at 120% of the amount outstanding. The Debenture Warrant is not exercisable for 18 months, but becomes immediately exercisable if the Company sells substantially all of its assets or enters into a merger or acquisition or other similar transaction, and in such event the Debenture Warrant is repriced at the lesser of (i) $8.47 per share, or (ii) 80% of the Transaction Value (as defined in the Debenture Warrant), and the investor has the option to put the Debenture to the Company at 115% of the amount outstanding. Other terms, conditions, and limitations apply to the Subscription Agreement, the Debenture, the Registration Rights Agreement and the Debenture Warrant. Each of these documents is included as an Exhibit to this Form 10-Q.

Under the Structured Equity Line Flexible Financing Agreement ("Equity Line Agreement") the investor may, but is not required to, purchase up to $3 million of the Company's Common Stock during the first 6 months of the effectiveness of a registration statement under the Securities Act of 1933 for the shares to be issued. For the 3 years after that initial 6-month period, the Company can require the investor to purchase up to $3 million of the Common Stock per quarter up to an aggregate maximum of $18 million under the Equity Line Agreement. The purchase price is equal to 94% of the low trade price during the 3 trading days immediately preceding the notice of purchase by the investor.
The investor, however, may not purchase Common Stock at a price of less than $4 per share. If the Company issues less than $5 million of its Common Stock under the Equity Line Agreement, it must pay the investor up to $300,000 as liquidated damages. The investor also received a 7-year Warrant to purchase 125,000 shares of the Company's Common Stock at a price of $8.47 per share ("Equity Line Warrant"). If the Company elects to issue more than $5 million, the Company will issue an additional 7-year warrant for the purchase of 75,000 shares of the Company's Common Stock ("Additional Equity Line Warrant") at a price equal to 140% of the price of the Common Stock at the time of the issuance of the Additional Equity Line Warrant. Under a related Registration Rights Agreement ("Registration Rights Agreement"), the Company is obligated to file a registration statement with the Securities and Exchange Commission with respect to the Company's Common Stock for which the Equity Line Warrant and the Additional Line Warrant (collectively, the "Equity Line Warrants") are exchangeable. The Equity Warrant is not exercisable for 18 months, but becomes immediately exercisable if the Company sells substantially all of its assets or enters into a merger or acquisition or other similar transaction, and in such event is repriced at the lesser of (i) $8.47, or (ii) 80% of the Transaction Value (as defined in the Equity Line Warrant). The Additional Equity Line Warrant, when issued, will contain provisions similar to the Equity Line Warrant. The investor's obligation to purchase under the Equity Line Agreement is subject to various conditions, including (i) the effectiveness of a registration statement with respect to the underlying shares, (ii) limitations based on the price and volume of the Company's Common Stock, and
(iii) the percentage of the Common Stock beneficially owned by the investor from time to time. Other terms, conditions, and limitations apply to the Equity Line Agreement, the Registration Rights Agreement and the Equity Line Warrant. Each of these documents is included as an Exhibit to this Form 10-Q.

Item 6(a) Exhibits.
-------------------

   Exhibit No.  Description
   ------- ---  -----------

     10.1 Fourth Confirmation and Amendment dated February 7, 1997 and effective as of December 31, 1996 to Amended and Restated Revolving Credit and Term Loan Agreement between the Company and Mercantile-Safe Deposit and Trust Company

     10.2 Convertible Securities Subscription Agreement dated as of January 21, 1997 between the Company and Halifax Fund, L.P. ("Halifax")

     10.3 $4,000,000 5% Convertible Debenture Due January 30, 2000 (the "Debenture") issued by the Company to Halifax

     10.4 320,000 Share Common Stock Purchase Warrant issued by the Company to Halifax in connection with the Debenture

     10.5 Registration Rights Agreement dated as of January 30, 1997 between the Company and Halifax relating to the Debenture

     10.6 Structured Equity Line Flexible Financing Agreement ("Equity Line Agreement") dated as of January 21, 1997 between the Company and Cripple Creek Securities, LLC ("Cripple Creek")

     10.7 125,000 Share Common Stock Purchase Warrant issued by the Company to Cripple Creek in connection with the Equity Line Agreement

     10.8 Registration Rights Agreement dated as of January 30, 1997 between the Company and Cripple Creek relating to the Equity Line Agreement

Item 6(b) is Inapplicable
-------------------------

                                 SIGNATURES
                                 ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              GRC INTERNATIONAL, INC.



                              By: /s/ Ronald B. Alexander
                                  --------------------------------------
                                 Ronald B. Alexander
                                  Senior Vice President, Treasurer, Chief
                                   Financial Officer & Chief Accounting Officer



February 14, 1997